September 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
     File No. 0-13818

Dear Mr. Junquera:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2006

Risk Factors, page 17

The Corporation is unable to predict what adverse consequences, if any, or other effect transactions with Doral Financial Corporation or R&G Financial Corporation, the civil litigation related to Doral or R&G mattes or the related investigation could have on the Corporation, page 20

1.   We refer to the statement that the Company has had *dealings* with both Doral and R&G that are the subject of investigation by the Commission and it is unable to predict what adverse consequences, if any, or *other dealings* with these banks or the civil litigation and investigations related to these banks could have on the Company.   Please tell us the following regarding the relationship of the Company with Doral and R&G:

- What was the nature, timing and dollar amount of the *dealings* with these two banks.

- Provide similar disclosure regarding the *other dealings* the Company has had with these two banks and tell us the relationship of these other transactions with the current investigations by the regulatory authorities;

- Include as part of your analysis a materiality assessment regarding the impact of these transactions relative to the operations, liquidity and cash flow of the Company;

- Explain why there have been no adjustments recorded to the financial statements regarding theses transactions between the Company and these two banks;

- Discuss if the Company is a named party in the civil litigation related to these two banks that would make it subject to any adverse consequences related to the resolution of the litigation.

Annual Report to Shareholders

Consolidated Statement of Income, page P69

2.   We refer to the line item *Amortization of intangibles and goodwill impairment losses* for $26.6 million in the Operating Expense section. In future filings please provide separate line time disclosure of the nonrecurring goodwill impairment losses for $14 million related to the PFH segment. Refer to Note 10, Goodwill and other intangible assets on page P90.

Note 1, Nature of Operations and Summary of Significant Accounting Policies, page P74

Investment Securities, page P75

3.   We refer to the statement that amortization of premiums and accretion of discounts is added to interest income based on a method which *approximates the interest method* over the outstanding period of the related securities. Please tell us:

- What is the acceptable methodology other than the interest method that the Company is using;

- State in future filings, if true that the results of using this alternative method do not differ materially from those obtained using the interest method.

- Consider in your response the disclosure requirements of paragraph 18 of SFAS 91 and EITF D-10.

Interest-only strips, page P78

4.   Please tell us and discuss in future filings the basis for recording interest-only strips related to securitizations performed prior to 2006 as available-for-sale and those derived from securitizations made during 2006 as trading securities.

5.   We refer to the statement that the interest-only strips are subject to other-than-temporary impairment evaluations on a quarterly basis. Please tell us and revise future filings to describe your methodology for determining other-than-temporary impairments and how it is different from the periodic adjustments resulting from evaluations of the acceptable yield for each IO which are applied prospectively. Refer to the "Retained Interests on Transfer of Financial Assets – Nonprime Mortgage Loan Securitizations, Interest-only Strips" on page P11.

Note 7, Loans and allowance for loan losses, page 89

6.   We refer to the table of commercial loans that were considered impaired which state that $82 million or 39% of the $208 million of the impaired loans in 2006 do not require an allowance. Please tell us and in future filings describe the accounting literature and credit risk methodology you relied on to determine that this group of impaired loans would not require an allowance.

Note 10, Goodwill and other intangible assets, page P90

7. We refer to the impairment loss of $14.2 million related to the Popular Financial
    Holdings segment based on the fourth quarter evaluation of goodwill due to the exited
    operations that form part of the 2007 Restructuring and Integration Plan as described in
    Note 34, Subsequent Events on page P121.   Please explain to us the methodology you
    used in accordance with paragraph 37 of SFAS 142 to determine that only $14.2 million
    or 9% of the total goodwill of $152.6 million was impaired. Consider in your response
    the disclosure in the "Popular Financial Holdings" section on page P28 that states the
    followings:

    •   PFH had experienced significant deterioration in operating results in 2006 and 2005
        based on net losses of $96 million in 2006 as compared to net income of $9 million in
        2005 and $58 million in 2004.

    •   PFH 's loan production declined significantly in 2006 as compared with 2005 as a
        result of PHF exiting from wholesale loan acquisitions in 2005.

    •   The provision for loan losses in 2006 of this segment was 48% higher due to higher
        net-charge-offs and nonperforming assets.

    •   Actual rates of delinquencies, foreclosure and losses increased in 2006 due to the
        substantial number of loans to nonprime borrowers.

Note 25, Income Tax, page P109

8. We refer to the last paragraph on page P109 that states the Company has recorded a
    valuation allowance of $39 million in 2006 and 2005 with respect to deferred tax assets
    from temporary differences for which the Company could not determine the likelihood of
    realization. Please tell us and revise future filings to discuss the following:

    •   The nature and amount of the deferred tax assets for which a valuation allowance was
        recorded and a brief explanation as to the basis used to determine the amount of
        uncertainty regarding their realization.

    •   How you considered recording a valuation allowance regarding the $51 million
        unrealized net loss on trading and available-for-sale securities taking based on the
        statement on page P86 of Note 4, Investment securities available-for-sale regarding
        the downgrading in May 2006 by Moody's of $58 million of Appropriation Bonds
        form the Commonwealth of Puerto Rico.

    •   The realizability of the net operating loss carryforwards totaling $35 million in 2006
        related to the subsidiaries in the Popular Financial Holdings segment which had a net
        loss of $95.6 million. Refer to page P117 of Note 30, "Segment Reporting".

Note 28, Derivative instrument and hedging activities, page P112

9.   We refer to the interest rate swap and forward commitments entered into in 2006 with notional amount of $390 million and $190 million, respectively in the "Cash Flow Hedges" section with no ineffectiveness.   Please tell us whether you use the short-cut method for the interest rate swaps or matched terms for assuming no ineffectiveness for the forward rate commitments that you give hedge accounting treatment under SFAS 133. If so, please tell us how you determined that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

10.   We refer to the "Credit Default Swaps" section on page P115 which states the Company does not anticipate it will have to make any payments associated with the credit default swaps which have a notional amount of $33.5 million.   Please tell us and in future filing provide the following information:

- Explain the analysis made by the Company to determine that these credit swaps are expected to be highly effective.

- Describe the nature of the loans that are the subject of the credit default swaps and their credit standing at inception of the hedge and on an ongoing basis.

- State if any of these credit default swaps are related to subprime mortgages held by the Company.

- Disclose the maximum risk of loss by the Company with respect to these swaps.

- Describe how the Company determines the creditworthiness of the counterparty to the swap.

*   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief